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                     January 8, 2024

       Martin P. Klein
       Chief Financial Officer
       Athene Holding Ltd
       Second Floor, Washington House
       16 Church Street
       Hamilton, HM 11, Bermuda

                                                        Re: Athene Holding Ltd
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-37963

       Dear Martin P. Klein:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance